UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Natural Gas Services Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

63886Q109
(CUSIP Number)

David A. Thayer, Esq. Jones & Keller, P.C. 1675 Broadway, 26th Floor Denver, Colorado 80202
(303) 573-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98872E 10 8

1	NAMES OF REPORTING PERSONS: Stephen C. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 605,962
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 605,962
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 605, 962
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.86*
14	TYPE OF REPORTING PERSON (See Instructions): IN

* Based on 12,474,020 shares of common stock outstanding on November 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.

This Amendment No. 1 (“Amendment No. 1”) relates to the Statement of Beneficial Ownership on Schedule 13D filed by Stephen C. Taylor (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on April 2, 2021 (the “Original Filing”), and as amended by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed to report that the Reporting Person is no longer a beneficial owner of more than 5% of the shares of common stock, par value $0.01 per share (the “Common Stock”), of Natural Gas Services Group, Inc., a Colorado corporation (the “Company” or “Issuer”). The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person.

Except as set forth below, all Items of the Original Filing remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing.

Item 2. Identity and Background.

Item 2(c) is hereby amended as follows: The Reporting Person is no longer the Chief Executive Officer of the Company, but he continues to serve as the Chairman of the Board of the Company. The Company’s principal executive offices are located at 404 Veterans Airpark Land, Suite 300, Midland, Texas 79705. The principal business of the Company is a U.S.-based provider of compression equipment to the oil and gas industry.

Item 4. Purpose of Transaction.

(a)On November 21, 2024, the Reporting Person sold 38,479 shares of Common Stock in the Company (the “Stock Sale”) pursuant to a Rule 10b5-1 trading plan for the sale of up to an aggregate of 100,000 shares of the Company’s common stock, subject to various volume amounts and price thresholds (the “Plan”). The Plan became effective on August 21, 2024 and terminates on August 19, 2025, unless sooner terminated under its terms. The Stock Sale reduced the Reporting Person’s beneficial ownership to 4.86%.

(b)-(j) Not Applicable.

Item 5. Interest in Securities of the Issuer.

(a)Immediately following the disposition of the shares in the Stock Sale, the Reporting Person may be deemed to beneficially own, in the aggregate, 605,962 shares of Common Stock of the Company. The 605,962 shares beneficially owned do not include Restricted Stock Units totaling 4,195 shares that are issuable upon the vesting of outstanding Restricted Stock Units (4,195 RSU’s vest on or about September 13, 2025, if the terms of service are met.)

a.The Reporting Person currently has sole voting and dispositive power over the 605,962 shares of Common Stock of the Issuer reported herein.

a.In addition to the Stock Sale disclosed above, the Reporting Person made sales of an aggregate of 31,521 shares of Common Stock of the Issuer pursuant to the Plan during the 60 days prior to the Stock Sale.

a.Not Applicable.

a.As of November 21, 2024, in connection with the Stock Sale, the Reporting Person ceased being a beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

The Reporting Person is the Chairman of the Board of the Issuer and in connection therewith, may receive future restricted stock unit awards, or other equity awards in connection with his service as a member of the Issuer’s Board of Directors, as determined from time to time by the Compensation Committee of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2024 STEPHEN C. TAYLOR

By: /s/ Stephen C. Taylor